Maitong Sunshine Cultural Development Co., Ltd

February 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Klinko

Yong Kim

Cheryl Brown

Irene Barberena-Meissner

Re:	Maitong Sunshine Cultural Development Co., Ltd Amendment No. 1 to Registration Statement on Form S-1

Filed January 26, 2024

File No. 333-276152

Ladies and Gentlemen,

Maitong Sunshine Cultural Development Co., Ltd (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated February 8, 2024 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 8

1.	We note your response to prior comment 3 and reissue it. Please expand your disclosure to include the CAC and any other governmental agency that is required to approve the operation of your business and offering of the securities being registered to foreign investors with respect to the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment 1

As requested, we have added Risk Factors at pages 16 through 18 and the corresponding summaries at page 7, which describe the authority of Chinese government agencies over the operation of our subsidiary’s business and over the offering of securities by our parent company. We have also added a Risk Factor at page 17 to describe the potential consequences of failure to comply with Chinese regulatory requirements.

February 22, 2024

Risk Factors

Risks Related to Doing Business in China, page 16

2.	We note your response to prior comment 5 and reissue it. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response to Comment 2

As requested, we have added disclosure at pages 16 through 19 regarding the risk of interference by the Chinese government with our subsidiary’s operations and/or the efforts of its parent company to obtain financing. This supplements the pre-existing Risk Factors on this topic set forth at pages 1 and 18 through 21. We have also provided the analysis of Chinese government interference as an exercise of control.

Financial Statements, page F-1

3.	We see that you have revised various pages within your financial statements in response to prior comment 10, to remove tabulations and amounts that were labeled as pertaining to September 30, 2022, nearly a year prior to your formation on September 7, 2023. However, you have retained numerous references, in the narratives and columnar headings, to “the year ended September 30, 2023” when referring to or presenting activity for the 23 days from the date of your formation to September 30, 2023. If none of the entities that now comprise your consolidated group were in existence prior to September 7, 2023, as appears to be represented in your disclosures, all references to the year ended September 30, 2023 should be replaced with labeling that is consistent with the actual applicable period, such as “the period from September 7, 2023 to September 30, 2023” or “the 23 days ended September 30, 2023.” Please revise accordingly.

Response to Comment 3

As requested, all references to “the year (or the period) ended September 30, 2023” have been corrected to “the period from September 7, 2023 to September 30, 2023.”

February 22, 2024

4.	We note your response to prior comment 11 regarding the inclusion of more current financial statements in the registration statement, and disclosures on pages F-7 and F-16 indicating your financial statements for the period from September 7, 2023 through September 30, 2023 reflect the November 27, 2023 common control merger retrospectively, as of the beginning of the period, following the guidance in FASB ASC 805-50-45-5. As this guidance is initially applicable when presenting financial statements covering the period that includes the transaction, it appears that you would need to include financial statements covering the quarter ended December 31, 2023 to support the approach taken in preparing financial statements for the earlier period.

Response to Comment 4

Financial statements covering the quarter ended December 31, 2023 are included in this Amendment, thus enabling us to follow the guidance in FASB ASC 805-50-45-5 in presenting financial statements for periods prior to the common control merger.

Report of Independent Registered Public Accounting Firm, page F-2

5.	The audit opinion opines on the “period from September 7, 2023 to September, 2023”. Please have your auditor revise their audit report to include the complete period end date of September 30, 2023.

Response to Comment 5

As requested, the date of the financial statements for which the auditor provided its opinion has been corrected at page F-16.

General

6.	We note your response to prior comment 2 and reissue it. The Sample Letters to China- Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.

Response to Comment 6

As requested, we have emphasized at pages 1, 7, 16 and 17 the risk that the authority exercised by the government of China over our operating company and, derivatively, over the financial operations of our Nevada parent effectively transfers control over the Company from its Board of Directors to the government of China.

February 22, 2024

7.	We note your response to prior comment 19 that the “Administrative Measures for the Filing of Overseas Securities Offerings” will require you to submit a filing to the CSRC database upon completion of this offering. You also state in your response that at present, the “Trial Administration Measures of Overseas Securities Offerings” do not apply to MTSS or Tongzhilian as you are exempt from these measures because the regulation applies only to companies listed or applying for listing on an overseas securities exchange, and when your registration statement is declared effective, you will apply for a trading symbol to permit your common stock to be quoted on the OTC Pink Market, which is not an exchange. However, you disclose on page 8 that “The Trial Administration Measures of Overseas Offering and Listing by Domestic Companies” and the “Trial Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies,” which became effective on March 31, 2023, at present require only reporting by the parent of a Chinese operating company that offers securities in the OTC Market. Please revise to address these apparent inconsistencies and clarify whether and how the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Administrative Measures,” and five supporting guidelines,promulgated by the CSRC apply to you. Also we note that your references to the Trial Administrative Measures are inconsistent and appear duplicative. Please revise accordingly.

Response to Comment 7

As requested, we have edited the disclosure regarding the Trial Administrative Measures at pages 8 and 17 to clarify and correct our explanation of that regulation and its significance to MTSS.

Respectfully submitted,

/s/ Huang Fang
Chief Executive Officer